UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2014

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 2nd Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is Seaspan Corporation’s report on Form 6-K (this “Report”) for the quarter ended September 30, 2014. This Report is hereby incorporated by reference into the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission (the “SEC”) on May 30, 2008 on Form F-3D (Registration No. 333-151329), the Registration Statement of Seaspan Corporation filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), the Registration Statement of Seaspan Corporation filed with the SEC on April 24, 2012 on Form F-3ASR (Registration No. 333-180895), the Registration Statement of Seaspan Corporation filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), the Registration Statement of Seaspan Corporation filed with the SEC on August 19, 2013 on Form F-3ASR (Registration No. 333-190718), as amended on October 7, 2013 and the Registration Statement of Seaspan Corporation filed with the SEC on April 29, 2014 on Form F-3ASR (Registration No. 333-195571).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: November 6, 2014	By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT I

SEASPAN CORPORATION

REPORT ON FORM 6-K FOR THE QUARTER ENDED SEPTEMBER 30, 2014

Unless we otherwise specify, when used in this Report the terms “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and its subsidiaries. References to our “Manager” are to Seaspan Management Services Limited and its wholly owned subsidiaries (including Seaspan Ship Management Ltd.), which we acquired in January 2012.

References to shipbuilders are as follows:

Shipbuilder	Reference
CSBC Corporation, Taiwan	CSBC
Hyundai Heavy Industries Co., Ltd.	HHI
Jiangsu New Yangzi Shipbuilding Co., Ltd.	New Jiangsu
Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd.	Jiangsu Xinfu

References to customers are as follows:

Customer	Reference
A.P. Moller-Maersk A/S	Maersk
China Shipping Container Lines (Asia) Co., Ltd.(1)	CSCL Asia
Compañia Sud Americana De Vapores S.A.	CSAV
COSCO Container Lines Co., Ltd.(2)	COSCON
Hanjin Shipping Co., Ltd.	Hanjin
Hapag-Lloyd, AG	Hapag-Lloyd
Hapag-Lloyd USA, LLC	HL USA
Kawasaki Kisen Kaisha Ltd.	K-Line
Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd.	MOL
Yang Ming Marine Transport Corp.	Yang Ming Marine

(1)	A subsidiary of China Shipping Container Lines Co., Ltd., or CSCL
(2)	A subsidiary of China COSCO Holdings Company Limited

We use the term “twenty foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as our vessels. We identify the classes of our vessels by the approximate average TEU capacity of the vessels in each class. However, the actual TEU capacity of a vessel may differ from the approximate average TEU capacity of the vessels in such vessel’s class.

The information and the unaudited consolidated financial statements in this Report should be read in conjunction with the consolidated financial statements and related notes and the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission, or the Commission, on March 11, 2014, or our 2013 Annual Report. Unless otherwise indicated all amounts in this Report are presented in U.S. dollars, or USD. We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP.

SEASPAN CORPORATION

PART I — FINANCIAL INFORMATION

ITEM 1 — INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEASPAN CORPORATION

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

	September 30,	December 31,
	2014	2013
Assets
Current assets:
Cash and cash equivalents	$200,700	$476,380
Short-term investments	88,245	11,675
Accounts receivable	22,764	14,149
Loans to affiliate (note 2)	212,736	54,068
Prepaid expenses	34,773	22,671
Gross investment in lease	21,170	21,170

	580,388	600,113
Vessels (note 3)	5,160,972	4,992,271
Deferred charges (note 4)	58,614	53,971
Gross investment in lease	43,119	58,953
Goodwill	75,321	75,321
Other assets	120,393	106,944
Fair value of financial instruments (note 14(b))	45,702	60,188

	$6,084,509	$5,947,761

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$62,864	$65,634
Current portion of deferred revenue (note 5)	22,968	27,683
Current portion of long-term debt (note 6)	176,849	388,159
Current portion of other long-term liabilities (note 7)	42,183	38,930

	304,864	520,406
Deferred revenue (note 5)	6,000	4,143
Long-term debt (note 6)	3,079,586	2,853,459
Other long-term liabilities (note 7)	558,571	572,673
Fair value of financial instruments (note 14(b))	392,810	425,375
Shareholders’ equity:
Share capital (note 8):
Preferred shares; $0.01 par value; 150,000,000 shares authorized (2013 – 65,000,000); 24,170,531 shares issued and outstanding (2013 – 18,970,531)
Class A common shares; $0.01 par value; 200,000,000 shares authorized (2013 – 200,000,000); 95,684,807 shares issued and outstanding (2013 – 69,208,888)	1,199	882
Treasury shares	(379)	(379)
Additional paid in capital	2,218,646	2,023,622
Deficit	(440,176)	(411,792)
Accumulated other comprehensive loss	(36,612)	(40,628)

	1,742,678	1,571,705

	$6,084,509	$5,947,761

Commitments and contingencies (note 12)

Subsequent events (note 15)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Revenue	$185,870	$172,392	$527,726	$505,102
Operating expenses:
Ship operating	41,514	36,717	123,853	111,607
Depreciation and amortization	46,612	43,336	134,947	128,929
General and administrative	8,146	7,813	23,670	27,437
Operating lease (note 7)	2,375	1,107	4,587	3,290

	98,647	88,973	287,057	271,263

Operating earnings	87,223	83,419	240,669	233,839
Other expenses (income):
Interest expense	24,246	15,114	64,814	45,873
Interest income	(3,472)	(459)	(7,261)	(1,246)
Undrawn credit facility fee	846	653	2,084	1,798
Amortization of deferred charges (note 4)	2,963	2,854	7,428	7,230
Refinancing expenses and costs (note 4)	—	—	2,824	—
Change in fair value of financial instruments (note 14(b))	(2,969)	16,736	66,334	(51,791)
Equity (income) loss on investment	(320)	48	(45)	117
Other expenses	488	434	1,018	1,059

	21,782	35,380	137,196	3,040

Net earnings	$65,441	$48,039	$103,473	$230,799

Earnings per share (note 9):
Class A common share, basic	$0.54	$0.42	$0.66	$2.66
Class A common share, diluted	0.54	0.42	0.65	2.30

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Comprehensive Income

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Net earnings	$65,441	$48,039	$103,473	$230,799
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments	1,273	1,424	4,016	4,829

Comprehensive income	$66,714	$49,463	$107,489	$235,628

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Nine months ended September 30, 2014 and year ended December 31, 2013

											Accumulated
	Number of	Number of							Additional		other	Total
	common shares	preferred shares				Common	Preferred	Treasury	paid-in		comprehensive	shareholders’
	Class A	Series A	Series C	Series D	Series E	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2012, carried forward	63,042,217	200,000	14,000,000	3,105,000	—	$631	$173	$(312)	$1,859,068	$(594,153)	$(46,840)	$1,218,567
Net earnings	—	—	—	—	—	—	—	—	—	299,028	—	299,028
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	6,212	6,212
Series D preferred shares issued	—	—	—	2,000,000	—	—	20	—	49,980	—	—	50,000
Class A common shares issued	3,500,000	—	—	—	—	35	—	—	76,965	—	—	77,000
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	—	—	(5,959)	—	—	(5,959)
Dividends on class A common shares	—	—	—	—	—	—	—	—	—	(76,340)	—	(76,340)
Dividends on preferred shares	—	—	—	—	—	—	—	—	—	(38,493)	—	(38,493)
Amortization of Series C preferred share issuance costs	—	—	—	—	—	—	—	—	1,174	(1,174)	—	—
Shares issued through dividend reinvestment program	1,561,838	—	—	—	—	16	—	—	31,945	—	—	31,961
Share-based compensation expense (note 10):
Restricted class A common shares, phantom share units and stock appreciation rights issued	79,088	—	—	—	—	—	—	—	14,004	—	—	14,004
Other share-based compensation	206,200	—	—	—	—	2	—	—	4,740	—	—	4,742
Fleet growth payments	820,697	—	—	—	—	8	—	—	(8)	—	—	—
Preferred shares repurchased, including related expenses	—	—	(334,469)	—	—	—	(3)	—	(8,287)	(660)	—	(8,950)
Treasury shares	(1,152)	—	—	—	—	—	—	(67)	—	—	—	(67)

Balance, December 31, 2013	69,208,888	200,000	13,665,531	5,105,000	—	$692	$190	$(379)	$2,023,622	$(411,792)	$(40,628)	$1,571,705

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity (Continued)

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Nine months ended September 30, 2014 and year ended December 31, 2013

											Accumulated
	Number of	Number of							Additional		other	Total
	common shares	preferred shares				Common	Preferred	Treasury	paid-in		comprehensive	shareholders’
	Class A	Series A	Series C	Series D	Series E	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2013, carried forward	69,208,888	200,000	13,665,531	5,105,000	—	$692	$190	$(379)	$2,023,622	$(411,792)	$(40,628)	$1,571,705
Net earnings	—	—	—	—	—	—	—	—	—	103,473	—	103,473
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	4,016	4,016
Conversion of Series A preferred shares (note 8)	23,177,175	(200,000)	—	—	—	232	(2)	—	(230)	—	—	—
Class A common shares issued (note 8)	206,600	—	—	—	—	2	—	—	4,731	—	—	4,733
Series E preferred shares issued (note 8)	—	—	—	—	5,400,000	—	54	—	134,946	—	—	135,000
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	—	—	(5,075)	—	—	(5,075)
Dividends on class A common shares	—	—	—	—	—	—	—	—	—	(93,986)	—	(93,986)
Dividends on preferred shares	—	—	—	—	—	—	—	—	—	(37,008)	—	(37,008)
Amortization of Series C preferred share issuance costs	—	—	—	—	—	—	—	—	863	(863)	—	—
Shares issued through dividend reinvestment program	2,182,121	—	—	—	—	22	—	—	47,880	—	—	47,902
Share-based compensation expense (note 10):
Restricted class A common shares, phantom share units, stock appreciation rights issued and restricted stock units	194,464	—	—	—	—	2	—	—	6,426	—	—	6,428
Other share-based compensation	247,546	—	—	—	—	2	—	—	5,488	—	—	5,490
Fleet growth payments	468,968	—	—	—	—	5	—	—	(5)	—	—	—
Treasury shares	(955)	—	—	—	—	—	—	—	—	—	—	—

Balance, September 30, 2014	95,684,807	—	13,665,531	5,105,000	5,400,000	$957	$242	$(379)	$2,218,646	$(440,176)	$(36,612)	$1,742,678

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Cash from (used in):
Operating activities:
Net earnings	$65,441	$48,039	$103,473	$230,799
Items not involving cash:
Depreciation and amortization	46,612	43,336	134,947	128,929
Share-based compensation (note 10)	1,769	2,581	6,878	12,022
Amortization of deferred charges (note 4)	2,963	2,854	7,428	7,230
Amounts reclassified from other comprehensive loss to interest expense	987	1,205	3,302	4,168
Unrealized change in fair value of financial instruments	(31,395)	(15,121)	(23,723)	(146,978)
Refinancing expenses and costs (note 4)	—	—	2,356	—
Equity (income) loss on investment	(320)	48	(45)	117
Operating lease (note 7)	(490)	—	(490)	—
Other	3,829	—	7,024	—
Changes in assets and liabilities:
Accounts receivable and gross investment in lease	3,753	1,307	7,219	6,650
Prepaid expenses	(3,919)	908	(966)	(5,334)
Other assets and deferred charges	44	(1,786)	(3,583)	(2,739)
Accounts payable and accrued liabilities	(1,280)	(5,358)	4,283	(4,861)
Deferred revenue	(1,447)	12,108	(2,858)	(3,533)
Other long-term liabilities	(42)	(25)	(899)	(530)

Cash from operating activities	86,505	90,096	244,346	225,940

Financing activities:
Common shares issued, net of issuance costs (note 8)	(170)	—	4,243	—
Senior unsecured notes issued (note 6)	—	—	345,000	—
Preferred shares issued, net of issuance costs (note 8)	—	—	130,415	—
Shares repurchased, including related expenses	—	(8,560)	—	(8,560)
Draws on credit facilities (note 6)	—	30,000	340,000	39,000
Repayment of credit facilities (note 6)	(51,475)	(21,158)	(831,603)	(54,384)
Repayment of other long-term liabilities (note 7)	(10,375)	(10,041)	(31,000)	(29,901)
Financing fees (note 4)	(3,584)	(1,963)	(12,562)	(16,743)
Dividends on common shares	(15,952)	(11,489)	(46,084)	(31,927)
Dividends on preferred shares	(13,435)	(9,851)	(37,008)	(28,827)
Proceeds from sale of vessel (note 7)	110,000	—	110,000	—

Cash from (used in) financing activities	15,009	(33,062)	(28,599)	(131,342)

Investing activities:
Expenditures for vessels	(108,492)	(63,102)	(211,740)	(178,896)
Short-term investments	(5,057)	(67)	(76,570)	(45,663)
Restricted cash	—	14	—	(1,886)
Loans to affiliate (note 2)	(51,051)	(77,031)	(178,024)	(77,031)
Other assets	(22,165)	170	(25,093)	193
Investment in affiliate	—	(3,333)	—	(4,444)

Cash used in investing activities	(186,765)	(143,349)	(491,427)	(307,727)

Decrease in cash and cash equivalents	(85,251)	(86,315)	(275,680)	(213,129)
Cash and cash equivalents, beginning of period	285,951	254,564	476,380	381,378

Cash and cash equivalents, end of period	$200,700	$168,249	$200,700	$168,249

Supplemental cash flow information (note 11)

See accompanying notes to interim consolidated financial statements

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2014 and 2013

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.	Basis of presentation:

The accompanying interim financial information of Seaspan Corporation (“the Company”) has been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2013 audited annual consolidated financial statements. The accompanying interim financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. These unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the December 31, 2013 consolidated financial statements filed with the Securities and Exchange Commission in the Company’s 2013 Annual Report on Form 20-F.

Certain prior periods’ information has been reclassified to conform with the financial statement presentation adopted for the current year.

2.	Related party transactions:

The Company incurred the following costs with related parties:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Arrangement fees	$1,760	$332	$2,492	$4,896
Transaction fees	1,446	1,201	5,813	2,714
Reimbursed expenses	59	18	177	54
Interest income	3,296	221	6,676	554

Arrangement and transaction fees are paid to related parties in connection with services they provided related to debt or lease financing and pursuant to newbuild contracts, purchase or sale contracts, respectively.

On September 29, 2014, the Company entered into an agreement with its equity investee, Greater China Intermodal Investments LLC (“GCI”), to reallocate two of the Company’s vessels for two of the vessels that GCI had previously selected under the right of first refusal which resulted in a decrease in loans to affiliate of $10,989,000.

At September 30, 2014, the Company had $212,736,000 due from GCI, recorded as loans to affiliate. This amount includes the following:

•	At September 30, 2014, the Company had $182,196,000 (December 31, 2013 — $53,309,000) due from GCI for payments made in connection with vessels that GCI will acquire pursuant to a right of first refusal. These loans, which are due on demand, bear interest at rates ranging from 5% to 7% per annum.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2014 and 2013

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

2.	Related party transactions (continued):

•	On August 17, 2014, GCI issued a promissory note to the Company for $25,000,000 which bears interest at 7% per annum and matures on November 16, 2014.

•	The interest receivable on these amounts is $5,540,000 (December 31, 2013 — $759,000) and is also included in the loans to affiliate balance.

The Company also had $5,908,000 (December 31, 2013 — $2,084,000) due from GCI included in accounts receivable and $5,739,000 (December 31, 2013 — $611,000) due to GCI included in accounts payable and accrued liabilities.

The Company also had $1,470,000 (December 31, 2013 — $1,615,000) due from other related parties included in accounts receivable.

3.	Vessels:

September 30, 2014	Cost	Accumulated depreciation	Net book value
Vessels	$5,705,156	$850,548	$4,854,608
Vessels under construction	306,364	—	306,364

Vessels	$6,011,520	$850,548	$5,160,972

December 31, 2013	Cost	Accumulated depreciation	Net book value
Vessels	$5,391,713	$720,814	$4,670,899
Vessels under construction	321,372	—	321,372

Vessels	$5,713,085	$720,814	$4,992,271

During the three and nine months ended September 30, 2014, the Company capitalized interest costs of $2,943,000 and $6,630,000, respectively (September 30, 2013 — $1,251,000 and $3,895,000) to vessels under construction.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2014 and 2013

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

4.	Deferred charges:

	Dry-docking	Financing fees	Total
December 31, 2013	$12,247	$41,724	$53,971
Costs incurred	5,036	13,808	18,844
Amortization expensed	(3,557)	(7,428)	(10,985)
Amortization capitalized	—	(860)	(860)
Refinancing expenses and costs	—	(2,356)	(2,356)

September 30, 2014	$13,726	$44,888	$58,614

On April 3, 2014, the Company issued senior unsecured notes for gross proceeds of $345,000,000. A portion of these proceeds was used to repay its $125,000,000 credit facility. As a result, the Company incurred refinancing expenses and costs of approximately $2,824,000.

5.	Deferred revenue:

	September 30, 2014	December 31, 2013
Deferred revenue on time charters	$17,794	$21,099
Deferred interest on lease receivables	4,983	7,903
Other deferred revenue	6,191	2,824

Deferred revenue	28,968	31,826
Current portion	(22,968)	(27,683)

Deferred revenue	$6,000	$4,143

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2014 and 2013

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

6.	Long-term debt:

	September 30, 2014	December 31, 2013
Long-term debt:
Revolving credit facilities	$1,215,897	$2,268,841
Term loan credit facilities	1,695,538	972,777
Senior unsecured notes	345,000	—

Long-term debt	3,256,435	3,241,618
Current portion	(176,849)	(388,159)

Long-term debt	$3,079,586	$2,853,459

Effective January 31, 2014, the maturity date for the $1.0 billion credit facility (the “Facility”) was extended from May 2015 to May 2019, the outstanding amount of the Facility was reduced to $433,800,000 and the margin was increased. The reduction in the outstanding amount of the Facility was funded by drawing $340,000,000 under existing credit facilities, one of which is secured by certain vessels that were pledged as collateral under the Facility, and approximately $260,000,000 of cash on hand.

On March 27, 2014, the Company cancelled its $150,000,000 revolving credit facility. No amounts were drawn under this facility as of March 27, 2014.

On April 3, 2014, the Company issued 13,800,000 senior unsecured notes (the “Notes”) at a price of $25.00 per note for gross proceeds of $345,000,000. The Company used a portion of the net proceeds to repay its $125,000,000 credit facility and the remaining net proceeds from the offering will be used for general corporate purposes, which may include funding vessel acquisitions and repayment of indebtedness under other outstanding credit facilities. The Notes will mature on April 30, 2019 and bear interest at a rate of 6.375% per year, payable quarterly on each January 30, April 30, July 30 and October 30.

On May 1, 2014, the Company entered into a 364-day unsecured, revolving loan facility with various banks for up to $100,000,000 to be used to fund vessels under construction and for general corporate purposes. The facility bears interest at LIBOR plus a margin. At September 30, 2014, no amounts have been drawn under this facility.

On June 30, 2014, the Company entered into a term loan facility with a European bank for up to $83,000,000 to fund the construction of one 14000 TEU vessel. The facility bears interest at LIBOR plus a margin. At September 30, 2014, no amounts have been drawn under this facility.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2014 and 2013

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

7.	Other long-term liabilities:

	September 30, 2014	December 31, 2013
Long term obligations under capital lease	$580,603	$611,603
Deferred gain on sale leaseback	20,151	—

Other long-term liabilities	600,754	611,603
Current portion	(42,183)	(38,930)

Other long-term liabilities	$558,571	$572,673

On July 11, 2014, the Company entered into lease financing arrangements with Asian special purpose companies, or SPCs, for two 10000 TEU newbuilding vessels that are chartered to Mitsui O.S.K. Lines Ltd (“MOL”). The lease financing arrangements are expected to provide gross financing proceeds of approximately $110,000,000 per vessel, or $220,000,000 in total. Under the lease financing arrangements, the Company will sell the vessels to the SPCs, lease the vessels back from the SPCs over a term of approximately 8.5 years, and will have an option to purchase the vessels at the end of the lease term for a pre-determined purchase price. If the purchase option is not exercised, the lease term will be automatically extended for an additional two years.

On July 16, 2014, the Company financed the purchase of one of the vessels, the MOL Bravo, through the lease financing arrangements, received gross proceeds of $110,000,000 and recorded a deferred gain of $20,641,000 on the sale leaseback. The deferred gain will be recorded as a reduction of the related operating lease expense over the term of the lease of approximately 8.5 years.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2014 and 2013

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

8.	Share capital:

Preferred shares:

As at September 30, 2014, the Company had the following preferred shares outstanding:

			Liquidation preference
	Shares		September 30,	December 31,
Series	Authorized	Issued	2014	2013
A	315,000	—	$—	$344,262
B	260,000	—	—	—
C	40,000,000	13,665,531	341,638	341,638
D	20,000,000	5,105,000	127,625	127,625
E	15,000,000	5,400,000	135,000	—
R	1,000,000	—	—	—

On January 28, 2014, the Company held a special meeting of shareholders and approved an increase to the number of the Company’s authorized shares of preferred stock from 65,000,000 to 150,000,000 with a corresponding increase in the number of authorized shares of capital stock from 290,000,100 to 375,000,100.

On January 30, 2014, the Company’s outstanding 200,000 Series A preferred shares automatically converted into a total of 23,177,175 Class A common shares.

On February 13, 2014, the Company issued 5,400,000 Series E preferred shares for gross proceeds of $135,000,000. The Series E preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 8.25% per annum from their date of issuance. At any time on or after February 13, 2019, the Series E preferred shares may be redeemed by the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. The Series E preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

On May 22, 2014, the Company announced that it had entered into an equity distribution agreement with sales agents under which the Company may, from time to time, issue Class A common shares in one or more at-the-market (“ATM”) offerings up to an aggregate of $75,000,000 in gross sales proceeds. Sales of such Class A common shares will be made by means of ordinary brokers’ transactions on the New York Stock Exchange at market prices, in block transactions, or as otherwise agreed between the Company and the sales agents. During the nine months ended September 30, 2014, the Company issued 206,600 Class A common shares under the ATM program for gross proceeds of $4,733,000.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2014 and 2013

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

9.	Earnings per share (“EPS”):

The Company applies the if-converted method to determine the EPS impact for the convertible Series A preferred shares for those periods prior to the conversion of the Series A preferred shares on January 30, 2014. The following is a reconciliation of the numerator and denominator used in the basic and diluted EPS computations.

	Three months ended September 30, 2014			Three months ended September 30, 2013
	Earnings (numerator)	Shares (denominator)	Per share amount	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$65,441			$48,039
Less preferred share dividends:
Series A	—			(9,810)
Series C	(8,410)			(8,360)
Series D	(2,537)			(1,543)
Series E	(2,784)			—
Series C repurchase	—			(628)

Basic EPS:
Earnings attributable to common shareholders	$51,710	95,954,000	$0.54	$27,698	65,310,000	$0.42
Effect of dilutive securities:
Share-based compensation	—	119,000		—	266,000
Contingent consideration	—	—		—	274,000

Diluted EPS:
Earnings attributable to common shareholders plus assumed conversion	$51,710	96,073,000	$0.54	$27,698	65,850,000	$0.42

	Nine months ended September 30, 2014			Nine months ended September 30, 2013
	Earnings (numerator)	Shares (denominator)	Per share amount	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$103,473			$230,799
Less preferred share dividends:
Series A	(3,395)			(28,283)
Series C	(25,203)			(25,611)
Series D	(7,500)			(4,631)
Series E	(6,991)			—
Series C repurchase	—			(628)

Basic EPS:
Earnings attributable to common shareholders	$60,384	92,233,000	$0.66	$171,646	64,528,000	$2.66
Effect of dilutive securities:
Share-based compensation	—	142,000		—	343,000
Contingent consideration	—	156,000		—	586,000
Convertible Series A preferred shares	—	—		28,283	21,317,000
Shares held in escrow	—	—		—	63,000

Diluted EPS:
Earnings attributable to common shareholders plus assumed conversion	$60,384	92,531,000	$0.65	$199,929	86,837,000	$2.30

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2014 and 2013

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.	Share-based compensation:

A summary of the Company’s outstanding restricted shares, phantom share units, stock appreciation rights (“SARs”), and restricted stock units as of and for the nine months ended September 30, 2014 is presented below:

	Restricted shares		Phantom share units		Stock appreciation rights		Restricted stock units
	Number of shares	W.A. grant date FV	Number of units	W.A. grant date FV	Number of SARs	W.A. grant date FV	Number of units	W.A. grant date FV
December 31, 2013	48,880	$17.01	657,000	$14.02	7,072,945	$2.32	—	$—
Granted	43,936	22.57	70,000	23.04	—	—	72,314	23.03
Vested	(48,880)	17.01	—	—	—	—	(37,238)	23.03
Exercised	—	—	—	—	(1,193,529)	2.42	—	—

September 30, 2014	43,936	$22.57	727,000	$14.89	5,879,416	$2.30	35,076	$23.03

As vested outstanding phantom share units are only exchanged for common shares upon written notice from the holder, the phantom share units that are exchanged for common shares may include units that vested in prior periods. At September 30, 2014, 580,334 (December 31, 2013 — 460,000) of the outstanding phantom share units were vested and available for exchange by the holder. As at September 30, 2014, there are 578,598 (December 31, 2013 — 764,848) remaining shares left for issuance under this Plan.

On June 12, 2014, under the Company’s Cash and Share Bonus Plan, the Company granted a total of 72,314 restricted stock units to eligible participants, of which 39,399 restricted stock units relate to 2012 and 32,915 restricted stock units relate to 2013. The restricted stock units generally vest over three years, in equal one-third amounts on each anniversary date of the date of the grant. The restricted stock units are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized over the three-year vesting period. Upon vesting of the restricted stock units, the participant will receive shares.

During the three and nine months ended September 30, 2014, the Company recognized $1,619,000 and $6,428,000 (September 30, 2013 — $2,431,000 and $11,573,000) in compensation costs related to share-based compensation awards. At September 30, 2014, there was $4,315,000 (December 31, 2013 — $6,472,000) of total unrecognized compensation cost relating to unvested share-based compensation awards, which are expected to be recognized over a weighted average of period of 16 months.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2014 and 2013

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10. Share-based compensation (continued):

In addition, during the three and nine months ended September 30, 2014, the Company recognized $723,000 and $2,907,000 (September 30, 2013 — $602,000 and $1,358,000) in transaction fees that were capitalized to vessels under construction and $880,000 and $1,246,000 (September 30, 2013 — $226,000 and $1,797,000) in arrangement fees that were capitalized to deferred financing fees. These fees were paid or payable in class A common shares. The Company also recognized $150,000 and $450,000 (September 30, 2013 — $150,000 and $450,000) in share-based compensation expenses related to the accrued portion of performance based bonuses that are expected to be settled in stock-based awards in future periods.

11.	Supplemental cash flow information:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Interest paid	$27,144	$15,457	$65,471	$45,750
Interest received	656	531	941	1,923
Undrawn credit facility fee paid	951	917	2,505	1,423
Non-cash transactions:
Dividends on Series A preferred shares	—	9,810	3,395	28,283
Dividend reinvestment	16,778	8,648	47,902	23,996
Long-term debt for vessels under construction	—	8,300	161,420	34,940
Loan repayment for vessels under construction	—	1,740	29,680	4,820
Arrangement and transaction fees	2,009	116	4,890	3,155
Fair value of financial instrument	—	—	50,278	—
Settlement of accounts receivable through equity investment in affiliate	—	—	8,333	—
Vessel reallocation	11,533	—	11,533	—

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2014 and 2013

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

12.	Commitments and contingencies:

(a)	As of September 30, 2014, the minimum future revenues to be received on committed time charter party agreements and interest income from sales-type capital leases are approximately:

Remainder of 2014	$187,680
2015	800,353
2016	837,490
2017	787,873
2018	772,188
Thereafter	3,236,613

$6,622,197

The minimum future revenues are based on 100% utilization, relate to committed time charter party agreements currently in effect and assume no renewals or extensions.

(b)	As of September 30, 2014, based on the contractual delivery dates, the Company has outstanding commitments for installment payments for vessels under construction as follows:

Remainder of 2014	$128,400
2015	670,309
2016	318,647

$1,117,356

(c)	As of September 30, 2014, the outstanding commitment under operating leases is as follows:

Remainder of 2014	$3,722
2015	15,028
2016	15,004
2017	15,273
2018	15,149
Thereafter	73,719

$137,895

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2014 and 2013

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

13.	Concentrations:

The Company’s revenue is derived from the following customers:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
COSCON	$76,609	$76,295	$226,751	$225,563
CSCL Asia	31,777	32,807	95,092	102,049
K-Line	19,186	19,196	56,944	56,958
Other	58,298	44,094	148,939	120,532

	$185,870	$172,392	$527,726	$505,102

14.	Financial instruments:

(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, loans to affiliate and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity. As of September 30, 2014, the fair value of the Company’s Revolving credit facilities and Term loan credit facilities is $2,774,998,000 (December 31, 2013 — $2,897,650,000) and the carrying value is $2,911,435,000 (December 31, 2013 — $3,241,618,000). As of September 30, 2014, the fair value of the Company’s other long-term liabilities, excluding the deferred gain, is $566,660,000 (December 31, 2013 — $587,733,000) and the carrying value is $580,603,000 (December 31, 2013 — $611,603,000). The fair value of Revolving credit facilities, Term loan credit facilities and other long term liabilities, excluding deferred gains, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 3 in the fair value hierarchy.

As of September 30, 2014, the fair value of the Company’s senior unsecured notes is $353,142,000 (December 31, 2013 — nil) and the carrying value is $345,000,000 (December 31, 2013 — nil). The fair value of senior unsecured notes is estimated based on expected principal repayments and interest, discounted by observable rates in active markets. Therefore, the Company has categorized the fair value of these financial statements as Level 1 in the fair value hierarchy.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2014 and 2013

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

14.	Financial instruments (continued):

(a)	Fair value (continued):

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

(b)	Interest rate derivative financial instruments:

As of September 30, 2014, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of September 30, 2014	Maximum notional amount (1)	Effective date	Ending date
5.6400%	$714,500	$714,500	August 31, 2007	August 31, 2017(2)
5.4200%	438,462	438,462	September 6, 2007	May 31, 2024
5.9450%	271,986	271,986	January 30, 2014	May 31, 2019(3)
5.6000%	181,600	181,600	June 23, 2010	December 23, 2021(2)
5.0275%	111,000	111,000	May 31, 2007	September 30, 2015
5.5950%	103,500	103,500	August 28, 2009	August 28, 2020
5.2600%	103,500	103,500	July 3, 2006	February 26, 2021(2) (4)
5.2000%	80,640	80,640	December 18, 2006	October 2, 2015
5.4975%	52,400	52,400	July 31, 2012	July 31, 2019
5.1700%	24,000	24,000	April 30, 2007	May 29, 2020
5.8700%	—	620,390	August 31, 2017	November 28, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.
(3)	On January 30, 2014, the Company terminated its swap with an effective date of July 16, 2012 and a pay fixed rate of 5.175% and entered into a new swap with an effective date of January 30, 2014 and a pay fixed rate of 5.945%. The early termination of the swap resulted in a loss of $4,492,000.
(4)	The Company entered into a swaption agreement with a bank (Swaption Counterparty A) whereby Swaption Counterparty A had the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This was an European option and was open for a two hour period on February 26, 2014 after which it expired. The notional amount of the underlying swap was $106,800,000 with an effective date of February 28, 2014 and an expiration date of February 26, 2021. If Swaption Counterparty A exercised the swaption, the underlying swap would effectively offset the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021. This option was not exercised by Swaption Counterparty A.

In addition, the Company entered into swaption agreements with a bank (Swaption Counterparty B) whereby Swaption Counterparty B has the option to require the Company to enter into interest rate swaps to pay LIBOR and receive a fixed rate of 1.183% and to pay 0.5% and receive LIBOR, respectively. The notional amounts of the underlying swaps are each $200,000,000 with an effective date of March 2, 2017 and an expiration date of March 2, 2027.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2014 and 2013

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

14. Financial instruments (continued):

(b)	Interest rate derivative financial instruments (continued):

The swaption agreements with Swaption Counterparty B are subject to a master netting agreement but are each recorded at the gross amount on the balance sheet. At September 30, 2014, these swaptions had asset and liability values of $45,702,000 and $34,586,000, respectively (December 31, 2013 — asset of $60,181,000 and liability of $49,534,000).

The following provides information about the Company’s interest rate derivatives:

	September 30, 2014	December 31, 2013
Fair value of financial instruments asset	$45,702	$60,181
Fair value of financial instruments liability	392,473	425,082

The following table provides information about losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Gain (Loss) on derivatives recognized in net earnings:
Change in fair value of financial instruments	$2,969	$(16,736)	$(66,334)	$51,791
Loss reclassified from AOCL to net earnings(1)
Interest expense	(987)	(1,205)	(3,302)	(4,168)
Depreciation and amortization	(286)	(219)	(714)	(661)

(1)	The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges. The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of AOCL expected to be reclassified to net earnings within the next twelve months is approximately $4,397,000.

(c)	Foreign exchange derivative instruments:

The Company is exposed to market risk from foreign currency fluctuations. The Company has entered into foreign currency forward contracts to manage foreign currency fluctuations. At September 30, 2014, the notional amount of the foreign exchange forward contracts is $13,600,000 (December 31, 2013 — $12,200,000) and the fair value liability is $337,000 (December 31, 2013 — $286,000).

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2014 and 2013

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

15.	Subsequent events:

(a)	On October 14, 2014, the Company declared quarterly dividends of $0.59375, $0.496875 and $0.515625 per Series C, Series D and Series E preferred share, respectively, representing a total distribution of $13,435,000. The dividends were paid on October 30, 2014 to all shareholders of record on October 29, 2014.

(b)	On October 14, 2014, the Company declared a quarterly dividend of $0.345 per common share. The dividend was paid on October 30, 2014 to all shareholders of record as of October 20, 2014.

(c)	On October 29, 2014, the Company financed the purchase of MOL Brightness through a lease financing arrangement for gross proceeds of $110,000,000. The Company is leasing the vessel back over a term of approximately 8.5 years (note 7).

(d)	On November 4, 2014, the Company entered into lease financing agreements with Asian SPCs for two 10000 TEU vessels which are expected to provide gross proceeds of approximately $220,000,000 in total upon delivery of the vessels.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Overview

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of September 30, 2014, we operated a fleet of 75 containerships and have entered into contracts for the purchase of an additional 14 newbuilding containerships, which have scheduled delivery dates through September 2016. All 14 of these newbuilding containerships will commence operation under long-term, fixed-rate time charters upon delivery. The average age of the 75 vessels in our operating fleet was approximately seven years as of September 30, 2014.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of September 30, 2014, the charters on the 75 vessels in our operating fleet had an average remaining term of approximately five years, excluding the effect of charterers’ options to extend certain time charters.

Customers for our operating fleet as at September 30, 2014 were as follows:

Current Fleet
COSCON
CSAV
CSCL Asia
HL USA
Hanjin
Hapag-Lloyd
K-Line
MSC
MOL

Additional 14 Vessel Deliveries that are Subject to Charter Contracts
Maersk
MOL
Yang Ming Marine

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow. Please read “Our Fleet” for more information about our vessels and time charter contracts. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

Significant Developments

Vessel Deliveries

During the nine months ended September 30, 2014, we accepted delivery of four 10000 TEU newbuilding containerships, bringing our operating fleet to a total of 75 vessels as of September 30, 2014. These four vessels are the first vessels in our operating fleet constructed by New Jiangsu and Jiangsu Xinfu using our fuel-efficient SAVER design. The vessel deliveries are summarized below:

Vessel	Vessel Class (TEU)	Length of Time Charter	Charterer	Delivery Date
Hanjin Buddha	10000	10 years + one 2-year option	Hanjin	March 2014
Hanjin Namu	10000	10 years + one 2-year option	Hanjin	May 2014
Hanjin Tabul	10000	10 years + one 2-year option	Hanjin	June 2014
MOL Bravo	10000	8 years + one 2-year option	MOL	July 2014

Vessel Reallocation with Greater China Intermodal Investments LLC

On September 29, 2014, we and Greater China Intermodal Investments LLC, or GCI, agreed to reallocate four 10000 TEU vessels under construction by exchanging two vessels that we were scheduled to receive with two vessels GCI was scheduled to receive. As a result, the revised allocation of these vessels between us and GCI is as follows:

Vessel	Original Owner	After Reallocation	Charterer	Delivery Date
Hull No. 1010	GCI	Seaspan	MOL	2014
Hull No. 1120	GCI	Seaspan	Maersk	2016
Hull No. 1102	Seaspan	GCI	MOL	2015
Hull No. 1104	Seaspan	GCI	Maersk	2015

Newbuilding Contracts, Time Charters and Option Agreements

On March 31, 2014, we exercised options for the construction of four 10000 TEU newbuilding containerships at New Jiangsu or Jiangsu Xinfu. These vessels are scheduled for delivery through 2016 and will be constructed using our fuel-efficient SAVER design. Pursuant to our right of first refusal agreement, or ROFR, with GCI, we retained two of the 10000 TEU newbuilding containerships and GCI will acquire the remaining two vessels. In August 2014, we entered into five-year, fixed-rate time charter contracts with Maersk for these vessels.

In August 2014, Yang Ming Marine confirmed the term of the fixed-rate time charters for the five 14000 TEU SAVER design containerships currently being constructed at CSBC will be extended to 10 years with one two-year option. Two of these vessels previously had been allocated to us and three had been allocated to GCI under the ROFR among Seaspan, GCI and Blue Water Commerce LLC.

The option that Yang Ming Marine held to purchase up to five 14000 TEU newbuilding vessels currently being constructed at HHI has expired, and as a result all five of these 14000 TEU newbuilding vessels will also be time chartered to Yang Ming Marine for 10 years with one two-year option. Three of these vessels previously had been allocated to us and two had been allocated to GCI under the ROFR.

On August 25, 2014, we entered into an agreement with New Jiangsu and Jiangsu Xinfu under which we converted our remaining options to acquire up to four 10000 TEU SAVER design vessels to be constructed at those shipyards into options to acquire up to six 10000 TEU or 14000 TEU SAVER design vessels, with delivery dates in 2017 and 2018. We anticipate that such options, if exercised, will be subject to the ROFR.

Extensions of Right of First Refusal and Right of First Offer Agreement, CEO Employment Agreement and Related Agreements

GCI is an investment vehicle established with an affiliate of global asset manager, The Carlyle Group, and others, including affiliates of our director Graham Porter and of our largest shareholder, Dennis R. Washington. We have the ROFR, on containership investment opportunities available to GCI and a right of first offer, or ROFO, for certain containerships GCI may propose to sell. The ROFR and ROFO had previously been scheduled to expire on March 31, 2015. On August 11, 2014, the investors in GCI extended the terms of the ROFR and ROFO by one year to March 31, 2016.

In connection with the extension of the ROFR and ROFO, we also extended our employment and transaction services agreements with Gerry Wang and our financial services agreement with Tiger Ventures Limited, or Tiger Ventures, an affiliate of our director Graham Porter, through March 31, 2016. In connection with these extensions, Mr. Wang and Tiger Ventures extended contractual lock-up arrangements relating to certain Seaspan common shares they own by an additional year.

For additional information about GCI, the ROFR and ROFO, the terms of the employment and transaction services agreements with Mr. Wang and the financial services agreement with Tiger Ventures, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in our 2013 Annual Report.

In connection with the extensions of these agreements, our board of directors authorized its conflicts committee, composed entirely of independent directors, to consider strategic options in regard to our investment in GCI, including a potential acquisition of GCI by us.

Loan and Lease Facility Transactions

On December 23, 2013, we entered into an agreement to extend and refinance our $1.0 billion credit facility, or the Facility. Under the terms of the Facility, which became effective on January 31, 2014, the maturity date was extended from May 2015 to May 2019, and the outstanding amount of the Facility was reduced to $433.8 million and now bears interest at market rates. In January 2014, we funded this reduction in principal by drawing $340.0 million under existing credit facilities, one of which is secured by certain vessels that were pledged as collateral under the Facility, and approximately $260.0 million of cash on hand.

On May 1, 2014, we entered into a 364-day unsecured, revolving credit facility with various banks for up to $100.0 million to be used to fund vessels under construction and for general corporate purposes. The facility bears interest at market rates.

On June 30, 2014, we entered into a five-year term loan facility with a European bank for up to $83.0 million to fund the construction of one of our 14000 TEU newbuilding containerships. The facility bears interest at market rates.

On July 11, 2014, we entered into lease financing agreements with Asian special purpose companies, or the SPCs, for two 10000 TEU newbuilding vessels that are chartered to MOL which provided gross proceeds of $220.0 million. Under the lease financing arrangements, we sold the vessels to the SPCs and, leased the vessels back from the SPCs over a term of approximately 8.5 years, with an option to purchase the vessels at the end of the lease term for a pre-determined purchase price. On July 16, 2014 and October 29, 2014, we financed the purchase of the MOL Bravo and MOL Brightness, respectively, through these lease financing arrangements and received the full proceeds. These lease financing arrangements provide financing at market rates.

Issuance of Series E Preferred Shares

On February 13, 2014, we issued in a registered public offering 5,400,000 Series E preferred shares at a price of $25.00 per share for total net proceeds of approximately $130.4 million. Dividends are payable on the Series E preferred shares at a rate of 8.25% per annum of the stated liquidation preference of $25.00 per share.

Issuance of $345.0 Million 6.375% Senior Unsecured Notes Due 2019

On April 3, 2014, we issued in a registered public offering $345.0 million of senior unsecured notes, or the Notes. The Notes mature on April 30, 2019 and bear interest at a rate of 6.375% per year, payable quarterly. We used a portion of the net proceeds to repay our $125.0 million unsecured credit facility.

At-the-Market Offering of Class A Common Shares

On May 22, 2014, we announced that we had entered into an equity distribution agreement with sales agents under which we may, from time to time, issue Class A common shares in one or more at-the-market, or ATM, offerings up to an aggregate of $75.0 million in gross sales proceeds. Sales of such Class A common shares will be made by means of ordinary brokers’ transactions on the New York Stock Exchange at market prices in block transactions, or as otherwise agreed between us and the sales agents. During the nine months ended September 30, 2014, we issued 206,600 Class A common shares under the ATM program for gross proceeds of approximately $4.7 million.

Conversion of Series A Preferred Shares

On January 30, 2014, our then outstanding 200,000 Series A preferred shares automatically converted into a total of 23,177,175 Class A common shares pursuant to the terms of the Series A preferred shares. The Series A preferred shares automatically converted to Class A common shares at a price of $15.00 per share.

Recent Developments

Dividends

On October 14, 2014, our board of directors declared the following cash dividends on our common and preferred shares:

Security	Ticker	Dividend per Share	Period	Record Date	Payment Date
Class A common shares	SSW	$0.345	July 1, 2014 to September 30, 2014	October 20, 2014	October 30, 2014
Series C preferred shares	SSW PR C	$0.59375	July 30, 2014 to October 29, 2014	October 29, 2014	October 30, 2014
Series D preferred shares	SSW PR D	$0.496875	July 30, 2014 to October 29, 2014	October 29, 2014	October 30, 2014
Series E preferred shares	SSW PR E	$0.515625	July 30, 2014 to October 29, 2014	October 29, 2014	October 30, 2014

Vessel Delivery

On October 29, 2014, we accepted delivery of a 10000 TEU containership, the MOL Brightness, expanding our operating fleet to 76 vessels. The new containership was constructed at Jiangsu Xinfu using our fuel-efficient SAVER design. The MOL Brightness commenced an eight-year, fixed-rate time charter with MOL.

$220.0 Million Lease Financings

On November 4, 2014, we entered into lease financing arrangements with Asian SPCs, for two 10000 TEU newbuilding vessels that are chartered to MOL. The lease financing arrangements are expected to provide gross financing proceeds of approximately $110.0 million per vessel, or $220.0 million in total upon delivery of the vessels. Under the lease financing arrangements, we will sell the vessels to the SPCs and lease the vessels back from the SPCs over a term of approximately 8.5 years, with an option to purchase the vessels at the end of the lease term for a pre-determined purchase price. We expect to finance the purchase of the MOL Breeze and the MOL Beacon, scheduled for delivery during the fourth quarter of 2014 and the first half of 2015, respectively, through these lease financing arrangements. These lease financing arrangements will provide financing at market rates.

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 75 operating vessels as of September 30, 2014:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Charter	Daily Charter Rate
						(in thousands of USD)
COSCO Glory	13100	2011	6/10/11	COSCON	12 years	$55.0
COSCO Pride (1)	13100	2011	6/29/11	COSCON	12 years	55.0
COSCO Development	13100	2011	8/10/11	COSCON	12 years	55.0
COSCO Harmony	13100	2011	8/19/11	COSCON	12 years	55.0
COSCO Excellence	13100	2012	3/8/12	COSCON	12 years	55.0
COSCO Faith (1)	13100	2012	3/14/12	COSCON	12 years	55.0
COSCO Hope	13100	2012	4/19/12	COSCON	12 years	55.0
COSCO Fortune	13100	2012	4/29/12	COSCON	12 years	55.0
Hanjin Buddha	10000	2014	3/25/14	Hanjin	10 years + one 2-year option	43.0	(2)
Hanjin Namu	10000	2014	6/5/14	Hanjin	10 years + one 2-year option	43.0	(2)
Hanjin Tabul	10000	2014	7/2/14	Hanjin	10 years + one 2-year option	43.0	(2)
MOL Bravo(1)	10000	2014	7/18/14	MOL	8 years + one 2-year option	37.5	(3)
CSCL Zeebrugge	9600	2007	3/15/07	CSCL Asia	12 years	34.5	(4)
CSCL Long Beach	9600	2007	7/6/07	CSCL Asia	12 years	34.5	(4)
CSCL Oceania	8500	2004	12/4/04	CSCL Asia	12 years + one 3-year option	29.8	(5)
CSCL Africa	8500	2005	1/24/05	CSCL Asia	12 years + one 3-year option	29.8	(5)

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Charter	Daily Charter Rate
						(in thousands of USD)
COSCO Japan	8500	2010	3/9/10	COSCON	12 years + three 1-year options	42.9	(6)
COSCO Korea	8500	2010	4/5/10	COSCON	12 years + three 1-year options	42.9	(6)
COSCO Philippines	8500	2010	4/24/10	COSCON	12 years + three 1-year options	42.9	(6)
COSCO Malaysia	8500	2010	5/19/10	COSCON	12 years + three 1-year options	42.9	(6)
COSCO Indonesia	8500	2010	7/5/10	COSCON	12 years + three 1-year options	42.9	(6)
COSCO Thailand	8500	2010	10/20/10	COSCON	12 years + three 1-year options	42.9	(6)
COSCO Prince Rupert	8500	2011	3/21/11	COSCON	12 years + three 1-year options	42.9	(6)
COSCO Vietnam	8500	2011	4/21/11	COSCON	12 years + three 1-year options	42.9	(6)
MOL Emerald	5100	2009	4/30/09	MOL	12 years	28.9
MOL Eminence	5100	2009	8/31/09	MOL	12 years	28.9
MOL Emissary	5100	2009	11/20/09	MOL	12 years	28.9
MOL Empire	5100	2010	1/8/10	MOL	12 years	28.9
MSC Veronique	4800	1989	11/25/11	MSC	5 years	14.5	(7)
MSC Manu	4800	1988	11/15/11	MSC	5 years	14.5	(7)
MSC Leanne	4800	1989	10/19/11	MSC	5 years	14.5	(7)
MSC Carole	4800	1989	10/12/11	MSC	5 years	14.5	(7)
MOL Excellence	4600	2003	6/13/13	MOL	2 years + one 1-year option	Market rate	(8)
MOL Efficiency	4600	2003	7/4/13	MOL	2 years + one 1-year option	Market rate	(8)
Brotonne Bridge (1)	4500	2010	10/25/10	K-Line	12 years + two 3-year options	34.3	(9)
Brevik Bridge (1)	4500	2011	1/25/11	K-Line	12 years + two 3-year options	34.3	(9)
Bilbao Bridge (1)	4500	2011	1/28/11	K-Line	12 years + two 3-year options	34.3	(9)
Berlin Bridge (1)	4500	2011	5/9/11	K-Line	12 years + two 3-year options	34.3	(9)
Budapest Bridge (1)	4500	2011	8/1/11	K-Line	12 years + two 3-year options	34.3	(9)
Seaspan Hamburg	4250	2001	11/3/13	Hapag-Lloyd	Up to 30 months + one 8 to 12 month option	Market rate	(8)
Seaspan Chiwan	4250	2001	12/29/13	Hapag-Lloyd	Up to 30 months + one 8 to 12 month option	Market rate	(8)
Seaspan Ningbo	4250	2002	9/7/13	Hapag-Lloyd	Up to 30 months + one 8 to 12 month option	Market rate	(8)
Seaspan Dalian	4250	2002	7/17/13	Hapag-Lloyd	Up to 30 months +one 6 to 12 month option	Market rate	(8)
Seaspan Felixstowe	4250	2002	7/24/13	Hapag-Lloyd	Up to 30 months + one 6 to 12 month option	Market rate	(8)
CSCL Vancouver	4250	2005	2/16/05	CSCL Asia	12 years	17.0
CSCL Sydney	4250	2005	4/19/05	CSCL Asia	12 years	17.0
CSCL New York	4250	2005	5/26/05	CSCL Asia	12 years	17.0
CSCL Melbourne	4250	2005	8/17/05	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	2005	9/15/05	CSCL Asia	12 years	17.0
New Delhi Express	4250	2005	10/19/05	HL USA	3 years + seven 1- year extensions + two 1-year options (10)	18.0	(11)
Dubai Express	4250	2006	1/3/06	HL USA	3 years + seven 1- year extensions + two 1- year options (10)	18.0	(11)
Jakarta Express	4250	2006	2/21/06	HL USA	3 years + seven 1-year extensions + two 1-year options (10)	18.0	(11)
Saigon Express	4250	2006	4/6/06	HL USA	3 years + seven 1-year extensions + two 1-year options (10)	18.0	(11)
Lahore Express	4250	2006	7/11/06	HL USA	3 years + seven 1-year extensions + two 1-year options (10)	18.0	(11)
Rio Grande Express	4250	2006	10/20/06	HL USA	3 years + seven 1-year extensions + two 1-year options (10)	18.0	(11)
Santos Express	4250	2006	11/13/06	HL USA	3 years + seven 1-year extensions + two 1-year options (10)	18.0	(11)
Rio de Janeiro Express	4250	2007	3/28/07	HL USA	3 years + seven 1-year extensions + two 1-year options (10)	18.0	(11)
Manila Express	4250	2007	5/23/07	HL USA	3 years + seven 1-year extensions + two 1-year options (10)	18.0	(11)
CSAV Loncomilla	4250	2009	4/28/09	CSAV	6 years	25.9
CSAV Lumaco	4250	2009	5/14/09	CSAV	6 years	25.9
CSAV Lingue	4250	2010	5/17/10	CSAV	6 years	25.9
CSAV Lebu	4250	2010	6/7/10	CSAV	6 years	25.9
Madinah (1)	4250	2009	8/26/14	COSCON	Up to 3 months(12)	Market rate	(8)
COSCO Fuzhou	3500	2007	3/27/07	COSCON	12 years	19.0
COSCO Yingkou	3500	2007	7/5/07	COSCON	12 years	19.0
CSCL Panama	2500	2008	5/14/08	CSCL Asia	12 years	16.9	(13)
CSCL São Paulo	2500	2008	8/11/08	CSCL Asia	12 years	16.9	(13)
CSCL Montevideo	2500	2008	9/6/08	CSCL Asia	12 years	16.9	(13)
CSCL Lima	2500	2008	10/15/08	CSCL Asia	12 years	16.8	(13)
CSCL Santiago	2500	2008	11/8/08	CSCL Asia	12 years	16.8	(13)
CSCL San Jose	2500	2008	12/1/08	CSCL Asia	12 years	16.8	(13)
CSCL Callao	2500	2009	4/10/09	CSCL Asia	12 years	16.8	(13)
CSCL Manzanillo	2500	2009	9/21/09	CSCL Asia	12 years	16.8	(13)
Guayaquil Bridge	2500	2010	3/8/10	K-Line	10 years	17.9
Calicanto Bridge	2500	2010	5/30/10	K-Line	10 years	17.9

(1)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.
(2)	Hanjin has an initial charter of 10 years with a charter rate of $43,000 per day for the initial term and $44,500 per day during the two-year option.

(3)	MOL has an initial charter of eight years with a charter rate of $37,500 per day for the initial term and $43,000 per day during the two-year option.
(4)	CSCL Asia has a charter of 12 years with a charter rate of $34,000 per day for the first six years, increasing to $34,500 per day for the second six years.
(5)	CSCL Asia has an initial charter of 12 years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the three-year option.
(6)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.
(7)	MSC has a bareboat charter of five years with a charter rate of $10,000 per day for the first two years, increasing to $14,500 per day after two years. MSC has agreed to purchase the vessels for $5.0 million each at the end of the five-year bareboat charter terms. In addition, we pay a 1.25% commission to a broker on all bareboat charter payments for these charters.
(8)	Given that the term of the charter is less than three years (excluding any charterers’ option to extend the term), the vessel is being chartered at current market rates.
(9)	K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 per day for the first three-year option period and $42,500 per day for the second three-year option period.
(10)	For these charters, the initial term was three years, which automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice. HL USA would have been required to pay a fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine. The initial terms of the charters for these vessels have expired, and these charters have been automatically extended pursuant to their terms.
(11)	HL USA had an initial charter of three years that automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice, with a charter rate of $18,000 per day for the first one-year option remaining, increasing to $18,500 per day for the second one-year option remaining.
(12)	This vessel was redelivered to us on November 5, 2014 and is expected to commence a short-term time charter in late November 2014 at then market rates.
(13)	CSCL Asia has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.

New Vessel Contracts

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow.

As of September 30, 2014, we had contracted to purchase 14 newbuilding containerships which have scheduled delivery dates through September 2016. These vessels consist of the following:

Vessel	Vessel Class (TEU)	Length of Time Charter (1)	Charterer	Scheduled Delivery Date	Shipbuilder
Hull No. 1008	10000	8 years + one 2-year option	MOL	2014	New Jiangsu and Jiangsu Xinfu
Hull No. 1010(2)	10000	8 years + one 2-year option	MOL	2014	New Jiangsu and Jiangsu Xinfu
Hull No. 2638	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2640	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2642	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2643	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2645	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2647	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 1100	10000	8 years + one 2-year option	MOL	2015	New Jiangsu and Jiangsu Xinfu

Vessel	Vessel Class (TEU)	Length of Time Charter (1)	Charterer	Scheduled Delivery Date	Shipbuilder
Hull No. 1105	10000	5 years + two 1-year options	Maersk	2015	New Jiangsu and Jiangsu Xinfu
Hull No. 1106	10000	8 years + one 2-year option	MOL	2016	New Jiangsu and Jiangsu Xinfu
Hull No. 1120(2)	10000	5 years + two 1-year options	Maersk	2016	New Jiangsu and Jiangsu Xinfu
Hull No. 1037	14000	10 years + one 2-year option	Yang Ming Marine	2016	CSBC
Hull No. 1039	14000	10 years + one 2-year option	Yang Ming Marine	2016	CSBC

(1)	Each charter is scheduled to begin upon delivery of the vessel to the charterer.
(2)	On September 29, 2014, we agreed to reallocate four 10000 TEU vessels with GCI under the terms of the ROFR, by exchanging two vessels that we were scheduled to receive with two vessels that GCI was scheduled to receive. We are now acquiring Hull No. 1010 and Hull No. 1120.

The following table indicates the estimated number of owned, leased and managed vessels in our fleet based on scheduled delivery dates as of September 30, 2014:

	Nine Months Ended	Scheduled for the Year Ended December 31,
	September 30, 2014	2014	2015	2016
Owned and leased vessels, beginning of year	71	71	77	85
Deliveries	4	6	8	4

Total, end of period	75	77	85	89
Managed vessels, beginning of year	2	2	5	15
Deliveries	2	3	10	5

Total, end of period	4	5	15	20
Total Fleet	79	82	100	109
Total Capacity (TEU)	483,500	513,500	733,500	843,500

Three and Nine Months Ended September, 2014 Compared with Three and Nine Months Ended September 30, 2013

The following is a discussion of our financial condition and results of operations for the three and nine months ended September 30, 2014 and 2013. The following provides information about our fleet as of September 30, 2014 and excludes vessels that are managed for third parties, unless otherwise indicated:

Number of vessels in operation	75
Average age of fleet	7 years
TEU capacity	454,300
Average remaining initial term on outstanding charters	5 years

At the beginning of 2014, we had 71 vessels in operation. We accepted delivery of four newbuilding vessels during the nine months ended September 30, 2014, bringing our fleet to a total of 75 vessels in operation as at September 30, 2014. Revenue from time charters is determined primarily by the number of operating days, and ship operating expense is determined primarily by the number of ownership days.

	Three Months Ended September 30,		Increase		Nine Months Ended September 30,		Increase
	2014	2013	Days	%	2014	2013	Days	%
Operating days	6,465	6,066	399	6.6%	18,602	17,560	1,042	5.9%
Ownership days	6,515	6,161	354	5.7%	18,766	17,944	822	4.6%

Our vessel utilization by quarter and for the nine months ended September 30, 2014 and 2013 is as follows:

	First Quarter		Second Quarter		Third Quarter		Nine Months Ended September 30,
	2014	2013	2014	2013	2014	2013	2014	2013
Vessel utilization:
Ownership Days	6,037	5,850	6,214	5,933	6,515	6,161	18,766	17,944
Less Off-hire Days:
Scheduled 5-Year Survey	(10)	—	(43)	(19)	(15)	(29)	(68)	(48)
Unscheduled Off-hire(1)	(58)	(230)	(3)	(40)	(35)	(66)	(96)	(336)

Operating Days	5,969	5,620	6,168	5,874	6,465	6,066	18,602	17,560

Vessel Utilization	98.9%	96.1%	99.3%	99.0%	99.2%	98.5%	99.1%	97.9%

(1)	Unscheduled off-hire includes days related to vessels off-charter.

Our consolidated financial results for the three and nine months ended September 30, 2014 and 2013 are summarized below:

Financial Summary (in millions of USD)	Three Months Ended September 30,		Change		Nine Months Ended September 30,		Change
	2014	2013	$	%	2014	2013	$	%
Revenue	$185.9	$172.4	$13.5	7.8%	$527.7	$505.1	$22.6	4.5%
Ship operating expense	41.5	36.7	4.8	13.1%	123.9	111.6	12.2	11.0%
Depreciation and amortization expense	46.6	43.3	3.3	7.6%	134.9	128.9	6.0	4.7%
General and administrative expense	8.1	7.8	0.3	4.3%	23.7	27.4	(3.8)	(13.7)%
Operating lease expense	2.4	1.1	1.3	114.5%	4.6	3.3	1.3	39.4%
Interest expense	24.2	15.1	9.1	60.4%	64.8	45.9	18.9	41.3%
(Gain) loss on fair value of financial instruments	(3.0)	16.7	(19.7)	(117.7)%	66.3	(51.8)	118.1	228.1%

Revenue

Revenue increased by 7.8% to $185.9 million and 4.5% to $527.7 million for the three and nine months ended September 30, 2014, respectively, over the same periods for 2013. These increases were due primarily to the delivery of four 10000 TEU vessels in 2014, the delivery of two 4600 TEU secondhand vessels in mid-2013, and a decrease in unscheduled off-hire. These increases were partially offset by lower charter rates for three of our vessels which were on short-term charters and a decrease in vessel management revenue.

The increases in operating days and the related financial impact thereof for the three and nine months ended September 30, 2014 relative to the corresponding periods in 2013, are attributable to the following:

	Three Months Ended September 30, 2014		Nine Months Ended September 30, 2014
	Operating Days Impact	$ Impact (in millions)	Operating Days Impact	$ Impact (in millions)
2014 vessel deliveries	351	$14.7	475	$20.0
Full period contribution for 2013 vessel deliveries	3	—	347	6.8
Change in daily charter hire rate and re-charters	—	(0.7)	—	(4.0)
Scheduled off-hire	14	0.2	(20)	(0.8)
Unscheduled off-hire	31	0.4	240	2.8
Vessel management revenue	—	(1.0)	—	(1.8)
Other	—	(0.1)	—	(0.4)

Total	399	$13.5	1,042	$22.6

Vessel utilization was 99.2% and 99.1% for the three and nine months ended September 30, 2014, respectively, compared to 98.5% and 97.9% for the same periods in 2013.

The increase in vessel utilization for the nine months ended September 30, 2014, compared to the same period in 2013, was primarily due to a 240-day decrease in unscheduled off-hire. In the nine months ended September 30, 2014, there were 96 days of unscheduled off-hire, which included 72 off-charter days, compared to 336 days of unscheduled off-hire, which included 300 off-charter days, in the same period of 2013. During the nine months ended September 30, 2014, we completed five scheduled dry-dockings that resulted in 68 days of scheduled off-hire, compared to five scheduled dry-dockings that resulted in 48 days of scheduled off-hire in the same period of 2013.

We completed dry-dockings for the following five vessels during the three and nine months ended September 30, 2014:

Vessel	Completed
MOL Emerald	Q2
CSAV Loncomilla	Q2
CSAV Lumaco	Q2
CSCL Callao	Q2
CSCL Manzanillo	Q3

Our cumulative vessel utilization since our initial public offering in August 2005 through September 30, 2014 is approximately 99.0% or 99.3% if the impact of off-charter days is excluded.

Ship Operating Expense

Ship operating expense increased by 13.1% to $41.5 million and by 11.0% to $123.9 million for the three and nine months ended September 30, 2014, respectively, compared to the same periods in 2013.

Ownership days increased by 5.7% and 4.6% for the three and nine months ended September 30, 2014, respectively, compared to the same periods in 2013. The increase in ownership days was due to the delivery of four 10000 TEU vessels in 2014. In addition, the two 4600 TEU second-hand vessels delivered in mid-2013 contributed to the increased ownership days for the nine months ended September 30, 2014 compared to the same period in 2013.

Ship operating expenses also rose due to an increase in crew wages that occurred in the first quarter of 2014 compared to the third quarter of 2013. We also purchased more stores and spares and incurred more repairs and maintenance for our older vessels. We expect ship operating expense to increase as our fleet ages. We also incurred higher ship management infrastructure costs to support our expanding fleet.

Depreciation and Amortization Expense

The increase in depreciation and amortization expense for the three and nine months ended September 30, 2014 was primarily due to the increase in the size of our fleet from the 2014 deliveries and the full period of depreciation for the vessels delivered in mid-2013.

General and Administrative Expense

General and administrative expense increased by 4.3% to $8.1 million for the three months ended September 30, 2014 compared to the same period in 2013. There were no significant changes in our general and administrative expenses for the three months ended September 30, 2014 compared to the same period in 2013.

General and administrative expense decreased by 13.7% to $23.7 million for the nine months ended September 30, 2014, compared to the same period in 2013. The decrease of $3.8 million for the nine months ended September 30, 2014 compared to the same period in 2013 was primarily due to a net reduction in stock-based compensation expense of $5.1 million. The majority of this reduction was due to a decrease in non-cash stock appreciation rights, or SARs, expense of $5.9 million, partially offset by an increase in other non-cash stock-based awards of $0.8 million. During the nine months ended September 30, 2013, $2.6 million of accelerated stock-based compensation was recognized relating to the vesting of the first tranche of SARs. The decrease for the nine months ended September 30, 2014 was partially offset by an increase in general corporate expenses and executive compensation of $1.1 million.

Interest Expense

At September 30, 2014, we had total borrowings of $3.8 billion, which consisted of long-term debt of $3.3 billion and other long-term liabilities, excluding deferred gains, of $0.6 billion. At September 30, 2013, we had total borrowings of $3.7 billion, which consisted of long-term debt of $3.1 billion and other long-term liabilities, excluding deferred gains, of $0.6 billion. Our operating borrowings were $3.5 billion at September 30, 2014 and September 30, 2013.

Interest expense is comprised primarily of interest incurred on long-term debt and other long-term liabilities, excluding deferred gains, relating to operating vessels at either the variable rate calculated by reference to LIBOR plus the applicable margin or at fixed rates. Although we have entered into fixed interest rate swaps for much of our variable rate debt, the difference between the variable interest rate and the swapped fixed-rate on operating debt is recorded in our change in fair value of financial instruments. Interest expense also includes a non-cash reclassification of amounts from accumulated other comprehensive loss related to previously designated hedging relationships. Interest incurred on our borrowings related to our vessels under construction is capitalized to the cost of the respective vessels under construction.

Interest expense increased by $9.1 million to $24.2 million and by $18.9 million to $64.8 million for the three and nine months ended September 30, 2014, respectively, compared to the same periods in 2013. The increase in interest expense was primarily due to an increase in the cost of borrowings. The increase in the cost of borrowings is due to the refinancing of our $1.0 billion credit facility in January 2014 at a higher margin than under the original facility, certain of our term loans which have higher margins than the facilities outstanding for the comparative prior periods and higher interest rates under the Notes that were issued in April 2014.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a gain of $3.0 million and a loss of $66.3 million for the three and nine months ended September 30, 2014, respectively, compared to a loss of $16.7 million and a gain of $51.8 million for the same periods in 2013. The gain of $3.0 million for the three months ended September 30, 2014 was primarily due to increases in the forward LIBOR curve. The loss of $66.3 million for the nine months ended September 30, 2014 was due primarily to significant decreases in the forward LIBOR curve for instruments with terms greater than six years and the effect of the passage of time. In addition, during the first quarter of 2014 there was an early termination of one of our swaps in connection with the refinancing of our $1.0 billion credit facility that resulted in a loss of $4.5 million.

The fair value of interest rate swap and swaption agreements is subject to change based on our company-specific credit risk and that of the counterparty included in the discount factor and the interest rate implied by the current swap curve, including its relative steepness. In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized over the term of the instruments. Our valuation techniques have not changed and remain consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve. Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve would be expected to result in a change in the fair value of our interest rate swaps and swaptions of approximately $98.0 million. Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time. This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor. We discount our derivative instruments with reference to publicly-traded bond yields for our comparator group in the shipping industry and composite Bloomberg industry yield curves. Based on the current notional amount and tenor of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps and swaptions of approximately $10.0 million.

All of our interest rate swap agreements and our swaption agreements were marked-to-market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in the Statement of Operations.

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2013 Annual Report for additional information.

Liquidity and Capital Resources

Liquidity

At September 30, 2014, our cash and cash equivalents and short-term investments totaled $288.9 million. Our primary short-term liquidity needs are to fund our operating expenses, newbuilding installment payments, debt repayments, lease payments and payment of our quarterly dividends. Our medium-term liquidity needs primarily relate to the purchase of the containerships we have contracted to purchase, debt repayments, lease payments and any open market repurchases of common and preferred shares. Our long-term liquidity needs primarily relate to potential future vessel acquisitions, debt repayments, lease payments, and the future potential redemption of our preferred shares and the Notes. The Series C preferred shares carry an annual dividend rate of 9.5% per $25 of liquidation preference per share, which is subject to increase if, among other things, we do not redeem the shares in whole by January 30, 2017. The Series C preferred shares are redeemable by us at any time on or after January 30, 2016. The Series D preferred shares carry an annual dividend rate of 7.95% per $25 of liquidation preference per share. The Series D preferred shares are redeemable by us at any time on or after January 30, 2018. The Series E preferred shares carry an annual dividend rate of 8.25% per $25 of liquidation preference per share. The Series E preferred shares are redeemable by us at any time on or after February 13, 2019. The Notes bear interest at a rate of 6.375% per year and mature in April 2019.

We anticipate that our primary sources of funds for our short and medium-term liquidity needs will be our committed credit facilities, new credit facilities, new lease obligations, debt financings, additional equity offerings as well as our cash from operations, while our long-term sources of funds will be from cash from operations and debt or equity financings. As of September 30, 2014, the estimated remaining installments on the 14 vessels we had contracted to purchase was approximately $1.1 billion, which we will fund primarily from our existing and future credit facilities, cash from operations, proceeds from our prior preferred share offerings and proceeds from our recent Notes offering. Future debt or equity issuances may be considered for growth.

The following table summarizes our credit facilities and lease obligations as of September 30, 2014:

In millions of USD	Amount Outstanding(1)	Amount Committed	Amount Available
Long-Term Debt
Revolving credit facilities (2)	$1,215.9	$1,342.9	$127.0
Term loan credit facilities	1,695.5	2,035.5	340.0
Senior unsecured notes	345.0	345.0	—

Total Long-Term Debt	3,256.4	3,723.4	467.0

Lease Facilities
Leases for five 4500 TEU vessels (limited recourse to Seaspan Corporation)	362.6	362.6	—
COSCO Faith – 13100 TEU vessel (non-recourse to Seaspan Corporation)	93.0	93.0	—
COSCO Pride – 13100 TEU vessel (non-recourse to Seaspan Corporation)	125.0	125.0	—

Total Lease Facilities	580.6	580.6	—

Total Credit and Lease Facilities(3)	$3,837.0	$4,304.0	$467.0

(1)	Includes amounts owed by wholly-owned subsidiaries of Seaspan Corporation, which are non-recourse to Seaspan Corporation.
(2)	Includes an $18.8 million line of credit which was undrawn as at September 30, 2014.
(3)	At September 30, 2014, our operating borrowings were $3.5 billion (December 31, 2013—$3.5 billion). The remainder of our borrowings relates to the construction of newbuilding vessels.

Credit and Lease Facilities; Notes

Our Credit Facilities

We primarily use our credit facilities to finance the construction and acquisition of vessels. Our credit facilities are, or will be upon vessel delivery, secured by first-priority mortgages granted on 70 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

At September 30, 2014, our credit facilities, which included our revolving credit facilities, term loans, and the Notes, provided for borrowings of up to approximately $3.7 billion, of which approximately $3.3 billion was outstanding and $467.0 million was available to be drawn by us subject to certain conditions. Interest payments on the revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 0.9% as of September 30, 2014. We may prepay certain loans under our revolving credit facilities without penalty, other than breakage costs and opportunity costs in certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, such as the sale or loss of a vessel where we do not substitute another appropriate vessel. Amounts prepaid in accordance with these provisions may be re-borrowed, subject to certain conditions.

Interest payments on our term loan credit facilities, excluding two term loans totaling $9.0 million and excluding the $345.0 million Notes, are based on either LIBOR plus margins, which ranged between 0.4% and 4.8% as of September 30, 2014 or, for a portion of one of our term loans, the commercial interest reference rate of KEXIM plus a margin, which was 0.7% as of September 30, 2014. We generally may prepay all term loans without penalty, other than breakage costs in certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, such as the sale or loss of a vessel where we do not substitute another appropriate vessel. Amounts prepaid in accordance with these provisions may not be re-borrowed.

Our Senior Unsecured Notes

We used a portion of the net proceeds from our Notes to repay in full our $125.0 million unsecured credit facility and the remaining proceeds are being used primarily to finance the construction and acquisition of vessels. The Notes mature on April 30, 2019 and bear interest at a fixed rate of 6.375% per year, payable quarterly in arrears. In the event of certain changes in withholding taxes, at our option, we may redeem the Notes in whole, but not in part, at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest, if any.

Our Lease Facilities

We use our lease facilities to finance the construction and acquisition of vessels. Our lease facilities are provided by bank financial leasing owners who own our nine leased vessels, including two operating leases. These banks are also granted other related security, such as assignments of time charters and earnings for the vessels, assignments of insurance for the vessels and assignments of management agreements for the vessels. We do not include our operating leases as part of our lease facilities.

At September 30, 2014, we had capital lease obligations of approximately $580.6 million. Under our lease agreements, subject to payment of a termination fee in certain circumstances, we may voluntarily terminate a lease agreement. We are also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances.

One of our subsidiaries is a party, as lessee, to lease agreements for a lease facility used to finance the acquisition of five 4500 TEU vessels. The lessor has retained title to the vessels and remains our subsidiary’s counterparty but has transferred its entire leasing business to its parent company. All of those vessels have been delivered and have previously commenced operations under 12-year fixed-rate time charters with K-Line. Our subsidiary is a party to each of the time charters with K-Line and we have guaranteed the performance of its obligations to K-Line. Our subsidiary’s obligations under this facility are secured by a general assignment of earnings (including under the time charters for the vessels), insurance and requisition hire for each vessel, and a corporate guarantee issued by us that is limited to a fixed amount of the obligations. In connection with this guarantee, we have placed $60.0 million of restricted cash in a deposit account over which the lessor has a first priority interest.

For additional information about our credit and lease facilities, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources” in our 2013 Annual Report.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

In thousands of USD	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Net cash flows from operating activities	$86,505	$90,096	$244,346	$225,940
Net cash flows from (used) in financing activities	15,009	(33,062)	(28,599)	(131,342)
Net cash flows used in investing activities	(186,765)	(143,349)	(491,427)	(307,727)

Operating Cash Flows

Net cash flows from operating activities were $86.5 million and $244.3 million for the three and nine months ended September 30, 2014, respectively, a decrease of $3.6 million and an increase of $18.4 million over the comparable periods in 2013.

The decrease in net cash flows from operating activities for the three months ended September 30, 2014, compared to the same period of 2013, was primarily due to a decrease in cash related to working capital of $10.0 million, partially offset by an increase in net earnings, excluding non-cash items, of $6.5 million. The decrease in cash related to working capital was primarily due to a $13.6 million decrease in deferred revenue due to the timing of receipts of time charter payments. This decrease was partially offset by an increase in accounts payable and accrued liabilities of $4.1 million due to the timing of payments. These changes in working capital are in the normal course of our operations.

The increase in net earnings, excluding non-cash items, for the three months ended September 30, 2014, compared to the same period of 2013, was primarily due to an increase in revenue of $13.5 million, lower swap settlements of $3.6 million and an increase in interest income of $3.0 million, which was partially offset by higher interest expense of $9.1 million. The increase in revenue was primarily due to the four 10000 TEU vessel deliveries in 2014 and a decrease in scheduled and unscheduled off-hire, partially offset by a decrease in vessel management revenue. The decrease in swap settlements was primarily due to a lower notional amount on a new swap which we entered into in January 2014 in connection with the refinancing of our $1.0 billion credit facility. The increase in interest income was primarily due to interest earned on made on behalf of GCI, primarily for vessel installment payments. The increase in interest expense was primarily due to an increase in the cost of borrowings.

The increase in net cash flows from operating activities for the nine months ended September 30, 2014 compared to the same period of 2013, was primarily due to an increase in cash related to working capital of $13.5 million and an increase in net earnings, excluding non-cash items, of $4.9 million. The increase in cash related to working capital resulted primarily from an increase in accounts payable and accrued liabilities of $9.1 million due to timing of payments and more ship operating expenditures incurred due to an increase in the size of our fleet. In addition there was a $4.4 million change in prepaid expenses, excluding non-cash items, due to lower purchases of lubricants and inventory in the current year. These changes in working capital are in the normal course of our operations.

The increase in net earnings, excluding non-cash items, for the nine months ended September 30, 2014, compared to the same period of 2013, was primarily due to an increase in revenue of $22.6 million, an increase in interest income of $6.0 million and lower swap settlements of $5.3 million, partially offset by higher interest expense of $18.9 million and higher ship operating expenses, excluding non-cash items, of $5.2 million. The increase in revenue was primarily due to four 10000 TEU vessel deliveries in 2014, a full period of revenue contribution from two 4600 TEU secondhand vessels delivered in mid-2013 and a decrease in unscheduled off-hire, partially offset by lower charter rates on three of our vessels which were on short-term charter and a decrease in vessel management revenue. The increase in interest income was due to interest earned on loans made on behalf of GCI, primarily for vessel installment payments. The decrease in swap settlements was primarily due to a lower notional amount on a new swap which we entered into in January 2014 in connection with the refinancing of our $1.0 billion credit facility. The increase in interest expense was primarily due to an increase in operating borrowings and the cost of borrowings. The increase in ship operating expense, excluding non-cash items, was primarily due to an increase in crew wages, stores, spares, repairs and ship management infrastructure costs as well as an increase in ownership days.

Financing Cash Flows

Net cash flows from financing activities was $15.0 million and cash used in financing was $28.6 million for the three and nine months ended September 30, 2014, respectively, an increase in cash from financing of $48.1 million and $102.7 million, respectively, compared to the same periods of 2013.

The increase in cash from financing activities for the three months ended September 30, 2014, compared to the cash used in the same period of 2013, was primarily due to the gross proceeds received on the sale leaseback of the MOL Bravo for $110.0 million as part of the lease financing arrangements and $8.6 million used in the prior year on repurchases of our Series C preferred shares. These increases in cash from financing activities were partially offset by higher repayments on credit facilities of $30.3 million and lower draws on credit facilities. In the three months ended September 30, 2013, we drew $30.0 million on a new credit facility which we used to fund the purchase of two 4600 TEU secondhand vessels while there was no comparable draw in the three months ended September 30, 2014. In addition, dividend payments increased on our common and preferred shares. Dividends on our common shares increased by $4.5 million due to an increase in our common share dividend from $0.3125 per share to $0.345 per share and the issuance of 3.5 million common shares in November 2013. We also paid $3.6 million more in preferred share dividends, primarily due to the issuance of 5.4 million Series E preferred shares in February 2014.

The increase in cash from financing activities for the nine months ended September 30, 2014, compared to the same period of 2013, was primarily due to the proceeds from the issuance of our Notes, drawdown of our credit facilities, Series E preferred shares offering, proceeds on the sale leaseback of the MOL Bravo, and lower financing fees incurred, partially offset by higher repayments on credit facilities and higher dividend payments. We received gross proceeds of $345.0 million from the public offering of our Notes in April 2014, net proceeds of $130.4 million from the issuance of our Series E preferred shares in February 2014 and gross proceeds of $110.0 million on the sale leaseback of the MOL Bravo in July 2014. We also increased our draws on our credit facilities by $301.0 million in connection with the re-financing of our $1.0 billion credit facility and, as a result of fewer financings, incurred $4.2 million less in financing fees in the nine months ended September 30, 2014, compared to the same period of 2013. In the nine months ended September 30, 2013, we used $8.6 million to repurchase Series C preferred shares, but there was no comparable use of cash for the same period in 2014.

The increase in cash from financing activities for the nine months ended September 30, 2014 was partially offset by higher repayments on credit facilities and higher dividend payments. The repayment of credit facilities increased primarily due to $598.9 million used to repay our $1.0 billion credit facility and the repayment of our $125.0 million unsecured credit facility. Dividend payments on our common shares increased by $14.2 million primarily due to an increase in our annualized common share dividend from $0.875 per share to $1.0025 per share, the issuance of 3.5 million common shares in November 2013 and shares issued from the dividend reinvestment program since the prior year. Preferred share dividends increased by $8.2 million primarily due to dividends paid on 2.0 million additional Series D preferred shares issued in November 2013 and from 5.4 million Series E preferred shares issued in February 2014.

Investing Cash Flows

Net cash flows used in investing activities were $186.8 million and $491.4 million for the three and nine months ended September 30, 2014, respectively, an increase in cash used of $43.4 million and $183.7 million, compared to the same periods of 2013.

The increase in cash used for the three months ended September 30, 2014 was primarily due to an increase of $45.4 million in cash used on vessel expenditures due to the increased size of our newbuilding fleet, an increase of $22.3 million in cash used on other assets, and an increase of $5.0 million used to purchase short-term investments. These increases in cash used were partially offset by a decrease of $26.0 million in amounts loaned to GCI.

Net cash flows used in the nine months ended September 30, 2014 increased by $183.7 million primarily due to an increase in loans to GCI of $101.0 million related primarily to newbuilding installment payments paid by us on behalf of GCI. In addition, there was an increase of $32.8 million in cash used on vessel expenditures due to the increased size of our newbuilding fleet, an increase of $30.9 million used to purchase short-term investments, and an increase of $25.3 million used on other assets.

Ongoing Capital Expenditures and Dividends

Ongoing Capital Expenditures

The average age of the vessels in our operating fleet is approximately seven years. Capital expenditures primarily relate to our regularly scheduled dry-dockings. During the three and nine months ended September 30, 2014 we completed one and five dry-dockings, respectively. All of the vessels dry-docked during the three and nine months ended September 30, 2014 underwent their first five-year dry-docking. In the remainder of 2014, we expect two vessels to undergo their five-year dry-dockings, and one vessel to undergo its 10-year dry-docking.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, in order to continue to refinance our indebtedness and to maintain our dividends. We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following:

•	the remaining lives of our vessels;

•	the returns that we generate on our retained cash flow, which will depend on the economic terms of any future acquisitions and charters, which are currently unknown;

•	future market charter rates for our vessels, particularly when they come off charter, which are currently unknown;

•	our future operating and interest costs, particularly after the acquisition of our Manager now that our operating costs are subject to market fluctuation;

•	future operating and financing costs are unknown and we use forward currency contracts and interest rate swaps to manage certain currency and interest rate risks;

•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;

•	capital expenditures to comply with environmental regulations; and

•	unanticipated future events and other contingencies.

Please read “Item 3. Information – D. Risk Factors” in our 2013 Annual Report for factors that may affect our future capital expenditures and results.

Dividends

The following table reflects dividends paid or accrued by us for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands of USD, except per share amounts	2014	2013	2014	2013
Dividends on Class A common shares
Declared, per share	$0.3450	$0.3125	$1.0025	$0.8750
Paid in cash	15,952	11,489	46,084	31,927
Reinvested in common shares through dividend reinvestment plan	16,778	8,648	47,902	23,996

	$32,730	$20,137	$93,986	$55,923

Dividends on preferred shares
Series A, accrued(1)	$—	$9,810	$3,395	$28,283

Series C, paid in cash	$8,114	$8,313	$24,342	$24,938

Series D, paid in cash	$2,537	$1,538	$7,500	$3,889

Series E, paid in cash	$2,784	$—	$5,166	$—

(1)	On January 30, 2014, our Series A preferred shares automatically converted into a total of 23,177,175 Class A common shares.

On October 14, 2014, our board of directors declared the following cash dividends on our common and preferred shares:

Security	Ticker	Dividend per Share	Period	Record Date	Payment Date
Class A common shares	SSW	$0.345	July 1, 2014 to September 30, 2014	October 20, 2014	October 30, 2014
Series C preferred shares	SSW PR C	$0.59375	July 30, 2014 to October 29, 2014	October 29, 2014	October 30, 2014
Series D preferred shares	SSW PR D	$0.496875	July 30, 2014 to October 29, 2014	October 29, 2014	October 30, 2014
Series E preferred shares	SSW PR E	$0.515625	July 30, 2014 to October 29, 2014	October 29, 2014	October 30, 2014

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—D. Critical Accounting Policies and Estimates” in our 2013 Annual Report.

Recent Accounting Developments

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, that introduced a new five-step revenue recognition model to be used to determine how an entity should recognize revenue related to the transfer of goods or services to customers in an amount that reflects the consideration the entity is entitled to receive for those goods or services. This ASU also requires disclosures sufficient to enable users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers, including qualitative and quantitative disclosures about contracts with customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. This standard is effective for fiscal years beginning after December 15, 2016, including interim periods within that reporting period. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

Off-Balance Sheet Arrangements

At September 30, 2014, we had no off-balance sheet arrangements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended September 30, 2014 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward-looking statements. These forward-looking statements represent our estimates and assumptions only at the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report. These statements include, but are not limited to:

•	future operating or financial results;

•	future growth prospects;

•	our business strategy and other plans and objectives for future operations;

•	our expectations relating to dividend payments and our ability to make such payments;

•	future dividends;

•	potential acquisitions, including any potential transactions between GCI and us, vessel financing arrangements and other investments and our expected benefits from such transactions, including any acquisition opportunities, vessel financing arrangements and related benefits relating to our venture with GCI, as well as allocation of vessels under the ROFR and ROFO with GCI;

•	future time charters and vessel deliveries;

•	estimated future capital expenditures needed to preserve our capital base and our expectations regarding future operating expenses, including ship operating expenses;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, the delivery dates of new vessels, the commencement of service of new vessels under long-term time charter contracts or the useful lives of our vessels;

•	our expectations as to any impairment of our vessels; and

•	the future valuation of goodwill and vessels.

Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenue, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to:

•	availability of containership acquisition opportunities, vessel financing arrangements and other investments or acquisitions and our expected benefits from such transactions, including the benefits from our venture with GCI, and the allocation of vessels under the ROFR and ROFO with GCI;

•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to borrow funds under our credit facilities, to refinance our existing facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our continued ability to maintain, enter into and renew primarily long-term, fixed-rate time charters with our existing customers or new customers;

•	our ability to leverage to our advantage our relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;

•	the financial condition of our shipbuilders, customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;

•	the economic downturn and crisis in the global financial markets and potential negative effects of any recurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;

•	taxation of our company and of distributions to our shareholders;

•	our exemption from tax on our U.S. source international transportation income;

•	the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;

•	conditions in the public equity market and the price of our shares;

•	discussions and negotiations of mutually acceptable terms of any transaction between GCI and us, and approval of any such transaction by the conflicts committee of our board of directors; and

•	other factors detailed in this Report and from time to time in our periodic reports.

Forward-looking statements in this Report are estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in “Item 3. Key Information—D. Risk Factors” in our 2013 Annual Report.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our securities. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate price risks and we have entered into foreign currency forward contracts to manage foreign currency fluctuations. We do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

As of September 30, 2014, our floating-rate borrowings totaled $3.0 billion and we had entered into interest rate swap and swaption agreements to fix the rates on a notional principal of $2.1 billion. As of September 30, 2014, these interest rate swaps and swaptions had a fair value of $45.7 million in our favor and $392.5 million in the counterparties’ favor.

The tables below provide information about our financial instruments at September 30, 2014 that are sensitive to changes in interest rates. In addition to the disclosures in this interim report, please read notes 10 and 11 to our consolidated financial statements included in our 2013 Annual Report, which provide additional information with respect to our credit and lease facilities. The information in this table is based upon our credit and lease facilities.

	Principal Payment Dates
(In thousands of USD)	2014	2015	2016	2017	2018	Thereafter
Credit Facilities:
Bearing interest at variable interest rates(1)	33,363	179,107	191,722	252,556	197,358	1,928,531
Lease Facilities:
Bearing interest at variable interest rates	1,859	14,534	15,419	16,408	17,484	152,265

(1)	Represents principal payments on our credit facilities that bear interest at variable rates for which we have entered into interest rate swap agreements to fix the LIBOR base rate. For the purpose of this table, principal repayments are determined based on contractual repayments in the commitment reduction schedules for each related facility.

As of September 30, 2014, we had the following interest rate swaps outstanding (in thousands of USD):

Fixed Per Annum Rate Swapped for LIBOR	Notional Amount as of September 30, 2014	Maximum Notional Amount(1)	Effective Date	Ending Date
5.6400%	$714,500	$714,500	August 31, 2007	August 31, 2017
5.4200%	438,462	438,462	September 6, 2007	May 31, 2024
5.9450%	271,986	271,986	January 30, 2014	May 31, 2019	(2)
5.6000%	181,600	181,600	June 23, 2010	December 23, 2021
5.0275%	111,000	111,000	May 31, 2007	September 30, 2015
5.5950%	103,500	103,500	August 28, 2009	August 28, 2020
5.2600%	103,500	103,500	July 3, 2006	February 26, 2021	(3)
5.2000%	80,640	80,640	December 18, 2006	October 2, 2015
5.4975%	52,400	52,400	July 31, 2012	July 31, 2019
5.1700%	24,000	24,000	April 30, 2007	May 29, 2020
5.8700%	—	620,390	August 31, 2017	November 28, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	On January 30, 2014, we terminated our swap with an effective date of July 16, 2012 and a pay fixed rate of 5.175% and entered into a new swap with an effective date of January 30, 2014 and a pay fixed rate of 5.945%. The early termination of the swap resulted in a loss of approximately $4.5 million.
(3)	We entered into a swaption agreement with a bank (Swaption Counterparty A) whereby Swaption Counterparty A had the option to require us to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This was a European option and was open for a two hour period on February 26, 2014 after which it expired. The notional amount of the underlying swap was $106.8 million with an effective date of February 28, 2014 and an expiration of February 26, 2021. If Swaption Counterparty A exercised the swaption, the underlying swap would effectively offset our 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021. This option was not exercised by Swaption Counterparty A.

We have entered into swaption agreements with a bank, or Swaption Counterparty B, whereby Swaption Counterparty B has the option to require us to enter into interest rate swaps, by February 28, 2017, to pay LIBOR and receive a fixed rate of 1.183% and to pay 0.5% and receive LIBOR, respectively. The notional amounts of the underlying swaps are each $200.0 million with an effective date of March 2, 2017 and an expiration date of March 2, 2027.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. At September 30, 2014, these financial instruments were in the counterparties’ favor. We have considered and reflected the risk of non-performance by us and our counterparties in the fair value of our financial instruments as of September 30, 2014. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

None.

Item 1A — Risk Factors

You should consider the factors discussed in “Item 3. Key Information—D. Risk Factors” in our 2013 Annual Report, which could materially affect our business, results of operations or financial condition.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

In January 2014, our 200,000 outstanding Series A preferred shares automatically converted into a total of 23,177,175 Class A common shares pursuant to the terms of our articles of incorporation. The Series A preferred shares were issued pursuant to the Preferred Stock Purchase Agreement, dated as of January 22, 2009, between us, Deep Water Holdings, LLC, Tiger Container Shipping Co. Ltd., CopperLion Capital (KRW) I Limited Partnership and CopperLion Capital (KLW) I Limited Partnership and qualified for an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. The Series A preferred shares were issued to Deep Water Holdings, LLC, Tiger Container Shipping Co., Ltd., the Kyle Roy Washington 1999 Trust II (as successor in interest) and the Kevin Lee Washington 1999 Trust II (as successor in interest).

In July 2014, we issued to the Kevin Lee Washington 1999 Trust II, the Kyle Roy Washington 2005 Irrevocable Trust and Thetis Holdings Ltd. as the former owners of our Manager, each of whom is an accredited investor, a total of 156,324 shares of our Class A common stock as additional purchase price for the acquisition of our Manager. The shares were issued pursuant to the terms of the Share Purchase Agreement dated January 27, 2012 between us and the former owners of our Manager and qualified for an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

During the three months ended September 30, 2014, we issued to Tiger Ventures, an accredited investor, a total of 44,766 shares of our Class A common stock as consulting compensation pursuant to the Financial Services Agreement, dated as of March 14, 2011, between us and Tiger Ventures. The issuances qualified for an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

The Kevin Lee Washington 1999 Trust II, the Kyle Roy Washington 2005 Irrevocable Trust and the Kyle Roy Washington 1999 Trust II are trusts established for sons of Dennis R. Washington, including Kyle Washington, co-chairman of our board of directors. Dennis R. Washington controls Deep Water Holdings, LLC, which is our largest shareholder. Thetis Holdings Ltd., Tiger Ventures and Tiger Container Shipping Co. Ltd. are indirectly owned by our director, Graham Porter. For additional information about certain relationships and transactions between us and certain selling securityholders, please read “Item 7. Major Shareholders and Related Party Transactions” in our 2013 Annual Report.

Item 3 — Defaults Upon Senior Securities

None.

Item 4 — Mine Safety Disclosures

Not Applicable.

Item 5 — Other Information

None.

Item 6 — Exhibits

None.